STATE OF GEORGIA
Secretary of State
Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF ORGANIZATION

I, **Robyn A. Crittenden**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

Backspin Pickleball, LLC
a Domestic Limited Liability Company

has been duly organized under the laws of the State of Georgia on **01/07/2019** by the filing of articles of organization in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on **01/14/2019**.



Robyn A. Crittenden
Secretary of State

ARTICLES OF ORGANIZATION

Electronically Filed
Secretary of State
Filing Date: 1/7/2019 10:43:45 AM

BUSINESS INFORMATION

CONTROL NUMBER	19004586
BUSINESS NAME	Backspin Pickleball, LLC
BUSINESS TYPE	Domestic Limited Liability Company
EFFECTIVE DATE	01/07/2019

PRINCIPAL OFFICE ADDRESS

REGISTERED AGENT

NAME	ADDRESS	COUNTY
Sean Graham		

ORGANIZER(S)

NAME	TITLE	ADDRESS
Sean Graham	ORGANIZER	

OPTIONAL PROVISIONS

N/A

AUTHORIZER INFORMATION

AUTHORIZER SIGNATURE	Shannon N. Mandel
AUTHORIZER TITLE	Attorney In Fact

OPERATING AGREEMENT
OF
BACKSPIN PICKLEBALL, LLC

A. THIS OPERATING AGREEMENT of Backspin Pickleball, LLC is entered as of the date set forth on the signature page hereto by each of the persons named in **Exhibit A** hereto (referred to individually as a Member and collectively as the Members).

B. The articles of organization of the Company filed with the Georgia Secretary of State by the Initial Member are hereby adopted and approved by the Members.

C. The Members enter into this agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW THEREFORE, the Members agree as follows:

ARTICLE 1: DEFINITIONS

Capitalized terms used in this agreement have the meanings specified in this Article or elsewhere in this agreement and when not so defined shall have the meanings set forth in the Georgia Limited Liability Company Act.

"Capital Contribution" means the amount of cash, property or services contributed to the Company.

"Company" means Backspin Pickleball, LLC, a Georgia limited liability company.

"Member" means a Person who acquires Membership Interests, as permitted under this agreement, and who becomes or remains a Member.

"Membership Interests" means either Percentage Interest or Units, based on how ownership in the Company is expressed on Exhibit A.

"Percentage Interest" means a percent ownership in the Company entitling the holder to an economic and voting interest in the Company.

"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Unit" means a unit of ownership in the Company entitling the Member holding such Unit to an economic interest and a voting interest in the Company.

ARTICLE 2: CAPITAL AND CAPITAL CONTRIBUTIONS

2.1 Initial Capital Contributions and Membership Interests. The Capital Contributions of the initial Members, as well as the Membership Interest of each Member, are listed in Exhibit A, which is made part of this agreement. Membership Interests in the Company may be expressed either in Units or directly in Percentage Interests.

2.2 Subsequent Contributions. No Member shall be obligated to make additional capital contributions unless unanimously agreed by all the Members.

2.3 Capital Accounts. Individual capital accounts may be maintained for each Member consisting of that Member's Capital Contribution, 1) increased by that Member's share of profits, 2) decreased by that Member's share of losses and company expenses, 3) decreased by that Member's distributions and 4) adjusted as required in accordance with applicable tax laws.

2.4 Interest. No interest shall be paid on Capital Contributions or on the balance of a Member's capital account.

2.5 Limited Liability. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in this agreement or as required by law.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 Allocations. The profits and losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, pro rata in proportion to relative Membership Interests held by each Member.

3.2 Distributions. The Company shall have the right to make distributions of cash and property to the Members pro rata based on the relative Membership Interests. The timing and amount of distributions shall be determined by the Members in accordance with Georgia law.

3.3 Limitations on Distributions. The Company shall not make a distribution to a Member if, after giving effect to the distribution:

(a) The Company would be unable to pay its debts as they become due in the usual course of business, or

(b) The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 Management. The business of the Company shall be managed by the Manager appointed by a majority of the Members. In the event of a dispute between Members, final determination shall be made by a vote of the majority of the Members (unless a greater percentage is required in this Agreement or under Georgia law). The Manager may bind the Company in all matters in the ordinary course of business.

4.2 Banking. The Manager is authorized to set up one or more bank accounts and are authorized to execute any banking resolutions provided by the institution where the accounts are being set up. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company.

4.3 Officers. The Members are authorized to appoint one or more officers in addition to the Manager from time to time. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered between the officer and the Company, an officer shall serve at the pleasure of the Members.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 Accounts. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying on reasonable notice by any Member or their authorized representatives during normal business hours for purposes reasonably related to the interest of such person as a Member. The costs of such inspection and copying shall be borne by the Member.

5.2 Records. At all times during the term of existence of the Company, and beyond that term if the Members deems it necessary, the Members shall keep or cause to be kept the following:

(a) A current list of the full name and last known business or residence address of each Member, together with the Capital Contribution, the amount and terms of any agreed upon future Capital Contribution, and Membership Interest of each Member;

(b) A copy of the articles of organization and any amendments;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the three most recent taxable years; and

(d) An original executed copy or counterparts of this agreement and any amendments.

5.3 Income Tax Returns. Within 45 days after the end of each taxable year, the Company shall use its best efforts to send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

5.4 **Tax Matters Member**. Sean Graham shall act as tax matters member of the Company to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities and to expend Company funds for professional services and costs associated therewith.

ARTICLE 6: MEMBERSHIP--MEETINGS, VOTING

6.1 **Members and Voting Rights**. Members shall have the right and power to vote on all matters with respect to which this agreement or Georgia law requires or permits such Member action. Voting shall be based on Membership Interests. Unless otherwise stated in this Agreement or under Georgia law, the vote of the Members holding a majority of the Membership Interests shall be required to approve or carry an action.

6.2 **Meetings.** Regular or annual meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. Written notice shall be given no less than 10 days nor more than 60 days before the date of the meeting to each Member entitled to vote at the meeting

In any instance in which the approval of the Members is required under this agreement, such approval may be obtained in any manner permitted by Georgia law, including by conference telephone or similar communications equipment. In addition, any action which could be taken at a meeting can be approved without a meeting and without notice if a consent in writing, stating the action to be taken, is signed by the holders of the minimum Membership Interest needed to approve the action.

Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to those members who have not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal.** Any Member may withdraw from the Company prior to the dissolution and winding up of the Company with no consent required of the other Members, or if such Member transfers or assigns all of his or her Membership Interests pursuant to Section 7.2 below. A Member, which withdraws pursuant to this Section 7.1, shall be entitled to a distribution in an amount equal to such Member's Capital Account.

7.2 **Restrictions on Transfer.** A Member may transfer any Membership Interests, whether now owned or later acquired, without obtaining consent of any other Member. A person who acquires Membership Interests in accordance with this section shall be admitted as a Member of the Company after the person has agreed to be bound by the terms of this Operating Agreement by executing consent in the form of Exhibit C.

ARTICLE 8: DISSOLUTION AND WINDING UP

8.1 Dissolution. The Company shall be dissolved upon the first to occur of the following events:

    (a) The vote of Members holding all of the outstanding Membership Interests to dissolve the Company.

    (b) Entry of a decree of judicial dissolution under the Georgia Limited Liability Company Act.

    (c) At any time there are no Members, provided that the Company is not dissolved and is not required to be wound up if, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and to the admission of the legal representative of such Member or its assignee to the Company as a Member, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member.

8.2 No automatic dissolution upon certain events. Neither the death, incapacity, disassociation, bankruptcy or withdrawal of a Member shall automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 Indemnification. The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, manager, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any proceeding, or in defense of any claim, issue, or matter in any such proceeding, the agent shall be indemnified against expenses actually and reasonably incurred in connection with the proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case unanimously by all of the Members.

"Proceeding," as used in this section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

9.2 **Expenses**. Expenses of each Person indemnified under this agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Members who are not seeking indemnification upon receipt of an undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

"Expenses," as used in this section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this section.

ARTICLE 10: GENERAL PROVISIONS

10.1 **Entire Agreement; Amendment.** This agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this agreement, and it shall not be modified or amended in any respect except by a written instrument executed by all of the Members. This agreement replaces and supersedes all prior written and oral agreements by and among the Members.

10.2 **Governing Law; Severability.** This agreement shall be construed and enforced in accordance with the internal laws of the State of Georgia. If any provision of this agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this agreement shall remain in effect.

10.3 **Benefit.** This agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.4 **Number and Gender.** Whenever used in this agreement, the singular shall include the plural and the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this agreement may require.

10.5 **No Third-Party Beneficiary.** This agreement is made solely for the benefit of the parties to this agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement as of the date below.

Dated: 7-7-19.

Sean Graham, Member

EXHIBIT A

MEMBERS
BACKSPIN PICKLEBALL, LLC

The following persons are the initial Members of the Company, and their initial capital contributions and ownership is set forth below.

Name	Capital Contribution ($)	Percentage Interest
Sean Graham	$5,000.00	100%